SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

BNS Co.
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(NAME OF ISSUER)

Class A Common Stock
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(TITLE OF CLASS OF SECURITIES)

055961304
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(CUSIP NUMBER)

Edward H. Oberst
Ingalls & Snyder, LLC
61 Broadway
New York, New York 10006
(212) 269-7800
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 24, 2003
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Ingalls & Snyder, LLC
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2.	CHECK THE APPROPRIATE BOX IF A  GROUP*	(a) [ ]
	(b) [X]
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3.	SEC USE ONLY

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4.	SOURCES OF FUNDS
AF, OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)       [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York State
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  NUMBER OF	7.	SOLE VOTING POWER		36,400
   SHARES	--------------------------------------------------------------
BENEFICIALLY	8.	SHARED VOTING POWER		0
  OWNED BY	--------------------------------------------------------------
    EACH	9.	SOLE DISPOSITIVE POWER		36,400
  REPORTING	--------------------------------------------------------------
 PERSON WITH	10.	SHARED DISPOSITIVE POWER  	422,360
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	458,760
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	*
[ ]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.3%

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14.	TYPE OF REPORTING PERSON*
BD, IA
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* SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William Reed Simmons
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2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) [ ]

		(b) [X]
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3.	SEC USE ONLY



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4.	SOURCES OF FUNDS
PF
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)        [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
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  NUMBER OF	7.	SOLE VOTING POWER		28,400
   SHARES	--------------------------------------------------------------
BENEFICIALLY	8.	SHARED VOTING POWER		0
  OWNED BY	--------------------------------------------------------------
    EACH	9.	SOLE DISPOSITIVE POWER		28,400
  REPORTING	--------------------------------------------------------------
 PERSON WITH	10.	SHARED DISPOSITIVE POWER	381,360
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,760
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.7%
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14.	TYPE OF REPORTING PERSON*
IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1	SECURITY AND ISSUER

Title of Class of Securities
Class A common stock $.01 par value per share (the "Shares")

Name and Address of Issuer

BNS Co. (the "Company" or the "Issuer")
25 Enterprise Center
Suite 103
Middletown, RI  02842

ITEM 2	IDENTITY AND BACKGROUND

This statement is being filed by Ingalls & Snyder, LLC, a New York limited liability company ("I&S"), and by William Reed Simmons (together, the "Reporting Persons"). I&S is a registered broker-dealer and investment adviser registered with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended. The Managing Directors of I&S, each of whom is a U.S. citizen, are as follows (the "Managing Directors"): Lawton S. Lamb, William Reed Simmons, Thomas O. Boucher, Jr., John J. Dougherty, Steven M. Foote, Robert Belknap, H. Shepard Boone, Thomas
P. DiTosto, Christopher R. Siege and Edward H. Oberst. Each of the Managing Directors, other than Mr. Oberst, is a stockbroker with I&S. Mr. Oberst is the administrative officer of I&S. The principal business address of I&S and each of the Managing Directors is Ingalls & Snyder, LLC, 61 Broadway, New York, NY 10006.

During the past five years neither I&S nor any of the Managing
Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares "beneficially owned" by I&S were acquired for accounts of customers of I&S over which Simmons and other employees hold discretionary investment authority including accounts of members of Mr. Simmons's immediate family. The amount of funds used to purchase such Shares totaled $1,813,982.10 (including brokerage commissions), consisting of $1,696,354 from such customer accounts and $117,628.10 from accounts of Mr. Simmons and his immediate family. Some of the funds used for such purchases were borrowed from I&S pursuant to normal margin account terms.

ITEM 4	PURPOSE OF TRANSACTION

The Shares were acquired for investment purposes.  The Reporting
Persons may, depending upon market conditions and other factors, choose to acquire additional Shares or dispose of Shares in the future through open market or privately negotiated transactions or effect other transactions which relate to or would result in any of the actions specified in clauses
(a) through (j) of Item 4 to Schedule 13D. Moreover, the Reporting Persons have held and intend to hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders, focused on developing and implementing strategies to maximize shareholder value, which may, in the future, result in one or more of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

I&S "beneficially owns" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) 458,760 Shares, or 15.3% of the 3,000,341 Shares outstanding as of September 30, 2003. 422,360 of these shares are held in accounts of customers of I&S where employees of I&S including Simmons hold discretionary investment authority. 36,400 shares are owned by an investment partnership managed by I&S where I&S holds voting authority.
Simmons may be deemed to be the "beneficial owner" of 381,360 Shares held in accounts of customers of I&S by virtue of his discretionary investment authority over such accounts. Simmons owns 28,400 shares.

Since September 25, 2003, I&S has effected the following disposition of Shares in a privately negotiated block transaction:

Date          No. of Shares    Price per share
                               (including
                               commissions)
11/24/03       100,000          $5.52



Of the Shares sold on 11/24/03, 400 were sold for accounts of members of the immediate family of Mr. Simmons.

Each of the customers of I&S in whose account Shares are held has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held in such customer's account.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

Simmons and other I&S employees have been granted discretionary authority to dispose of Shares held in the accounts of customers of I&S. I&S has the power to vote or to direct the vote of 36,400 Shares held in the account of a customer that is a limited partnership by virtue of its controlling interest in the general partner of such limited partnership.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS


              INDEX TO EXHIBITS		     PAGE
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EXHIBIT 1	 Agreement to Make a Joint Filing  7


                          EXHIBIT 1 TO SCHEDULE 13G
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                               NOVEMBER 20, 2003
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The undersigned hereby agree that this Schedule 13g is filed on behalf of each of the parties.
Date: 11/20/2003

INGALLS & SNYDER LLC
BY:
/s/ EDWARD H. OBERST
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                      (Signature)*
EDWARD H. OBERST
MANAGING DIRECTOR
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Date: 11/20/2003
/s/ ROBERT L. GIPSON
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                      (Signature)*
ROBERT L. GIPSON





SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 25, 2003

Ingalls & Snyder, LLC

By:	  /s/ Edward H. Oberst
	--------------------------------
Name:  Edward H. Oberst
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 25, 2003

	  /s/ William Reed Simmons
	--------------------------------
	  William Reed Simmons